

The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐

These days, there's no shortage of influences that seek to tear us down.

The entertainment we seek should be different.

The Shift is a new movie that audiences are saying brought them hope that they can overcome their trials.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film
Published by Angel Studios 🔗 · September 25 · 🌐

•••

For too long, films with Christian values have suffered from small budgets and cheesy acting.

The Shift is a feature-length film that is turning the Christian film industry on its head

The incredible team behind The Shift has both the Hollywood experience and the Christian faith to bring the modern faith film to life like never before.

Express interest in backing this project: www.angel.com/theshift




The Shift is doing something never before seen in the Christian film industry.

It blends the thought-provoking, expansive worlds of science fiction with the rich and powerful stories of the Bible.

It's something you'll have to see to believe.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift







The Shift Film

Published by Angel Studios · September 25 ·

Modern times call for modern stories.

The Shift is a modern retelling of the story of Job that provides insight and hope in times of the dark trials of our modern world.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift



The Shift Film
Published by Angel Studios ● · September 25 · ●

Dallas Jenkins, creator, and director of the breakout hit The Chosen, is "blown away" by "the importance of [the] story" of The Shift.

The Shift is a new, uplifting feature-length film about the struggle to maintain faith in the midst of adversity.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift

